FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         Press release dated June 18, 2001, announcing the introduction of STMicroelectronics' HDTV Chip.


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                            [STMICROELECTRONICS LOGO]


PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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                                                                   PR No: X843PB

               STMicroelectronics Introduces HDTV Chip That Sets
                             New Integration Record

   World's most highly integrated HDTV decoder will accelerate the growth of next-generation digital TV market, thanks to its optimized architecture and unsurpassed integration

Geneva, June 18, 2001 - STMicroelectronics (NYSE: STM), one of the world's leading suppliers of the System-on-Chip (SoC) semiconductor devices used in set-top boxes, High Definition Television (HDTV) and other sophisticated digital consumer equipment, has introduced the world's most advanced chip for the HDTV market. Building on the success of the Company's original STi7000, the new STi7020 brings an unprecedented level of integration to the HDTV industry and is expected to play a key role in the transition from Standard Definition (SD) to High Definition TV technology.

The STi7020 is a highly integrated System-on-Chip product that integrates all of the key HDTV decoder functions on one silicon chip. In addition to the circuit blocks required to decode multiple MPEG video data streams, these include audio decoding, a powerful 2D/3D graphics subsystem and numerous ancillary functions such as NTSC/PAL video encoder and HD/SD video digital-to-analog converters. By supporting all the requirements of the next generation of digital TV and set-top box (STB) products in a single chip, the STi7020 will accelerate the growth of the HDTV consumer market by reducing costs while simultaneously enabling a host of new features that will encourage consumers to make the transition from conventional analog/SD to digital/HD television.

"A major challenge in the emerging HDTV market is to implement cost-effectively those sophisticated features such as picture-in-picture that consumers now expect in standard TVs. Integration is the key to achieving this and the STi7020 is the most highly integrated solution on the market," said Christos Lagomichos, General Manager of ST's Set Top Box Division, who noted that ST is the world's leading supplier of High Definition (HD) MPEG Video decoders, with a 90% market share, according to independent market analysts Gartner.

The STi7020 fully supports multiple HDTV video and audio standards, including the US ATSC and Japanese ARIB/BS4, and its multi-stream decoding MPEG video core supports two HD video streams or up to five SD video streams, with many other combinations possible. Two separate format conversion and display pipelines are included in the STi7020 to support decoding of dual HD MPEG streams and generate two independent video outputs.

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The STi7020 is ideal for use both in standalone HDTV sets and in STBs or
Residential Gateways supporting HDTV. In the HDTV chassis environment, the STi7020's dual HD video decoding capability can be used to provide a PIP (Picture in Picture) function, while, in the STB environment, this feature can be used to provide a PIP function, a VCR output (allowing one high definition video program to be recorded at standard definition while another is being watched at high definition), or support for a second television from the same STB decoder.

The STi7020 also has a full set of interfaces to support the same "look and feel" for both digital and analog terrestrial signals, with dual CCIR601/656 interfaces supporting main and PIP NTSC analog images and an RGB input that supports all the ATSC resolutions, allowing simple connection to gaming consoles, PCs with high resolution graphics cards and future consumer products that output High Definition video content.

Ideal for all HDTV chassis that support either the USA ATSC standard or the Japanese BS4 standard, STB equipment (Cable, Satellite or Terrestrial) that must decode HDTV (MPEG-2 MP@HL) video signals, advanced STBs (High Definition or Standard Definition) that require complex graphics support and multiple MPEG video decoding with PIP and multiple TV outputs, and Residential Gateways requiring multiple TV outputs, the STi7020 is fabricated in 0.18u HCMOS technology. Samples of the first device in the STi7020 family are currently being shipped to key OEMs and volume production is scheduled for the fourth quarter 2001.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini               Benoit de Leusse
Corporate Press Relations Manager   Investor Relations Manager Europe
Tel. +39.039.603.59.01              Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32              Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com         benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                     Jean-Benoit Roquette / Nicole Curtin
Media Relations                    Investor Relations
Tel. +33.1.47.03.68.10             Tel. +33.1.47.03.68.10
llichtlen@mweurope.com             jbroquette@mweurope.com / ncurtin@weurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer